Lizhan Environmental Corporation (Nasdaq: LZEN)
Obtains Lines of Credit to Fuel Expansion

ZHEJIANG, China, April 25, 2011 /PRNewswire-Asia/ -- Lizhan Environmental Corporation ("Lizhan" or the "Company") (NasdaqGM: LZEN), one of China's leading manufacturers of eco-friendly fabrics whose products are developed using patented technology that regenerates collagen fiber from genuine leather scraps, announced today that the Company has obtained lines of credit to fuel expansion.

Lines of Credit
On March 24, 2011, the Tongxiang Branch of China Citic Bank agreed to provide Hongzhan (Zhejiang) New Material Co. Ltd. ("Hongzhan"), a subsidiary of Lizhan Environmental Corporation ("Lizhan" or the "Company"), with a line of credit in the principal amount of up to $3.4 million (approximately RMB 22,000,000). At the end of March 2011, the Company drew down approximately $1.7 million (approximately RMB 10,000,000) from this line of credit at an interest rate of 7.272% per annum. The loan matures on March 23, 2012. The proceeds of the loan were only used for working capital of the Company, such as payment of salaries, utilities and other customary operational expenses. Lizhan's Chairman and Chief Executive Officer, Jianfeng Liu, and Mr. Liu's wife, have entered into guarantee agreements with the bank pursuant to which Mr. and Mrs. Liu have provided personal guarantees on amounts drawn by Hongzhan from the line of credit. The loan is secured by Hongzhan's construction in progress and land use rights for approximately 17,200 square meters of real property. If Hongzhan defaults on the loan, the bank may exercise its remedies against the Company's land use rights for its real property.

In addition, on March 31, 2011, the Tongxiang Branch of the Industry and Commercial Bank of China agreed to provide Lizhan Textile (Zhejiang) Co., Ltd. ("Lizhan Textile"), a subsidiary of the Company, with a line of credit in the principal amount of up to $6.1 million (approximately RMB 40 million). On April 8, 2011, Lizhan Textile drew down approximately $1.9 million (approximately RMB 12.3 million) from this line of credit at an interest rate of 6.7275% per annum. The proceeds of the loan were used for the purchase of raw materials for Evergreen Products. The Company intends to use the balance of this line of credit for the purchase of raw materials. Lizhan's subsidiary, Hongzhan, provided a guarantee through April 5, 2013 on amounts drawn by Lizhan Textile from the line of credit.

Update on Production Facilities and Customer Orders

The Company continues to make progress in completing production line 1 so that the Evergreen Products produced on production line 1 meet the Company's quality standards. The Company expects to receive four sets of water treatment equipment before the end of April. The equipment costs $140,000 (approximately RMB 900,000), which the Company intends to pay from cash currently available from operating income. If the equipment is delivered and installed as scheduled, the Company anticipates that the production line will produce 70,000 meters per month by June 2011. Contemporaneously with installing the four sets of water treatment equipment, the Company will seek the certification and acceptance by its customers of the Evergreen Products being produced on line 1.

When production line 1 achieves full production capacity, the Company intends to complete installation of production line 2. The Company has applied all of the proceeds from its November 2010 public offering to production line 2 for its production of Evergreen Products. The proceeds were used to construct the plant, purchase equipment and hire additional employees. The expenses incurred in constructing production line 2 increased dramatically due to inflation in China which caused an increase in the price of steel and concrete, higher labor costs and higher rent. As a result, the Company expects that the total remaining costs to complete production line 2 will be approximately $1.24 million (approximately RMB 8 million). The Company expects to use cash generated from current and future operations to fund the completion of production line 2. If cash from operations are not sufficient to fund the completion of production line 2, the Company will need to raise additional capital or borrow additional funds. The Company expects to begin testing of production line 2 in August 2011.

As a result of the delays in completing the installation of production lines 1 and 2, the Company has postponed the installation of production lines 3 and 4. Once production lines 1 and 2 are operating at full capacity and depending on the demand for the Company's Evergreen Products, the Company will determine whether to commence installation of production line 3 and/or production line 4. The Company anticipates that it will need to raise additional capital or borrow additional funds if and when it determines to commence installation of production line 3 and 4.

The delays in completing the installation of production lines 1 and 2 have had a negative impact on the Company's aggregate production capacity and orders of our Evergreen Products. At full capacity, the Company expects production line 1 to produce approximately 5,000 meters of product per day.

Despite the delays in production, the Company's customers in China and internationally continue to express a strong interest in the Company's Evergreen Products. However, before these customers will issue purchase orders, the Company expects that the customers will have to analyze and approve the quality of the Evergreen Products, and determine the Company's capacity to produce the quantities of the products required by the customers. Therefore, the Company does not anticipate realizing full production and revenues in 2011 from previously disclosed pre-orders. Assuming the timely installation of productions line 1 and 2 subject to customer's acceptance as described above, the Company anticipates receiving a lesser amount of revenue than previously disclosed in 2011.

Comments from the CEO

"Regarding the two lines of credit obtained by the Company," Mr. Jianfeng Liu, Chairman and Chief Executive Officer of Lizhan commented, "The Company has built its reputation with its global customers based on quality and reliability of its products. We are gratified that these two prestigious Chinese lending institutions have recognized the Company's potential and track record for quality products and have provided us with substantial credit facilities in light of the tightening credit that companies are facing in China. The cautious approach that we have taken in completing our production facilities reflects our commitment to quality in order to provide our customers with the quality products that they deserve. The combination of having the credit facilities and installation of our Evergreen production lines has allowed the Company to continue its growth plans in spite of unpredictable delay and cost increases. We will continue to emphasize quality to ensure that our shareholders will be in a better position to benefit from the continued strong demand for our products in both China and international markets."

About Lizhan Environmental Corporation

Lizhan Environmental Corporation is one of China's leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from leftover cuttings, pieces and trimmings of genuine leather. The Company's products are mainly used in furniture, garments and other consumer applications.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Evergreen Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Corporate Contact:	Investor Relations Contact:
Lizhan Environmental Corporation	Cooper Global Communications
Silvia Liu	Richard Cooper
Investor Relation Manager	Email: rcooper@cooperglobalcommunications.com
Email: ir@lezncorp.com	Sabrina Zhang
Web: www.lzencorp.com	Email: szhang@cooperglobalcommunications.com
Phone: +86 573 8862 268	Phone: 212-317-1400